Exhibit 34

TELECOM ITALIA AWARDS MARCONI EUR15 MILLION
FRAME CONTRACT FOR NEXT-GENERATION NETWORK

London, January 7th, 2003 — Telecom Italia has awarded Marconi (MONI) a new, two-year frame contract worth EUR15 million to install a national optical backbone network in Italy based on Marconi’s next-generation, high capacity optical cross connect (MSH2K). The equipment, part of Marconi’s new Series 4 SDH (synchronous digital hierarchy) portfolio, was launched in mid September 2002.

Following completion of the project, Telecom Italia will have available a next-generation network, characterized by high standards of network protection and traffic re-routing in the case of signal failures, across which the operator will be able to provide new, innovative services to its customers.

The new equipment has been developed by Marconi at its laboratories in Genoa and is manufactured in Marcianise, both in Italy. The platform has been designed to fit well with the new requirements of telecommunication operators. The implementation of this infrastructure will provide Telecom Italia with a flexible and cost-effective evolution towards integrated optical networks, with fast restoration capabilities based on the GMPLS protocol (Generalized Multi Protocol Label Switching).

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck
Public Relations
Marconi PLC
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi PLC
+44 (0) 207 306 1735
heather.green@marconi.com